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06004238

AB 3/11/06

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27353

RECEIVED FEB 23 2006 PROCESSING WASH. SECTION 185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALL-VEST SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 BIRCHWOOD DRIVE
(No. and Street)

NEW HYDE PARK (City) NY (State) 11040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD VIRZERA 516-358-7141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LINDER & LINDER
(Name – *if individual, state last, first, middle name*)

8 CHATHAM PLACE (Address) DIX HILLS (City) NY (State) 11746 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, RICHARD VIRZERA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALL-VEST SECURITIES INC, as of DECEMBER 31st, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA LUZ P. VILLA
Notary Public, State of New York
No. 01VI6092791
Qualified in Nassau County
Commission Expires 5-27-2007

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) INDEPENDENT AUDIT REPORT ON INTERNAL ACCOUNTING CONTROLS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-VEST SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

ALL-VEST SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2005

TABLE OF CONTENTS

LINDER & LINDER *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder
All-Vest Securities, Inc.

We have audited the accompanying statement of financial condition of All-Vest Securities, Inc. as of December 31, 2005 and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of All-Vest Securities, Inc. at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 4, 2006

ALL-VEST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current Assets	
Cash	$ 17,280
Commission receivable	8,630
Due from officer	70,157
Total Current Assets	96,067
Property and equipment - at cost, less accumulated depreciation of $46,892	-
Total Assets	$ 96,067

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accrued expenses	$ 3,554
Income taxes payable	100
Total Current Liabilities	3,654
Stockholder's Equity	
Common stock, no par value, 500 shares authorized, issued and outstanding	6,000
Contributed capital	61,205
Retained earnings	25,208
Total Stockholder's Equity	92,413
Total Liabilities and Stockholder's Equity	$ 96,067

See accompanying auditors' report and notes to financial statements.

ALL-VEST SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue	
Commissions	$ 32,301
Operating Expenses	
Commissions	25,500
Communication	1,111
Regulatory fees and assessments	4,898
Other	7,521
Total Operating Expenses	39,030
Loss from Operations	(6,729)
Provision for Income Taxes	100
Net Loss	$ (6,829)

See accompanying auditors' report and notes to financial statements.

ALL-VEST SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings
January 1, 2005	500	$6,000	$ 25,000	$ 32,037
Net Loss - 2005				(6,829)
Capital Contributed			36,205	
December 31, 2004	500	$6,000	$ 61,205	$ 25,208

See accompanying auditors' report and notes to financial statements.

ALL-VEST SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities	
Net loss	$ (6,829)
Adjustment to reconcile net loss to net cash flows from operating activities	
Increase (decrease) in cash attributable to changes in operating assets and liabilities	
Commissions receivable	(6,685)
Accrued expenses	2,804
Cash Flows Used In Operating Activities	(10,710)
Cash Flows from Investing Activities	
Advance to officer	(15,540)
Cash Flows Used In Investing Activities	(15,540)
Cash Flows from Financing Activities	
Capital Contributed	36,205
Cash Flows Provided By Financing Activities	36,205
Net Increase in Cash	9,955
Cash, Beginning	7,325
Cash, End	$ 17,280
Supplemental Disclosure:	
Cash paid during the year for income taxes	$ 100

See accompanying auditors' report and notes to financial statements.

ALL-VEST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 - Summary of Significant Accounting Policies

All-Vest Securities, Inc., (the "Company"), is a registered general securities broker-dealer and is subject to regulation by the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

The Company operates principally under a clearance agreement with U.S. Clearing Corp., whereby such broker assumes and maintains the Company's customer accounts. The amount represents the balance due from the clearing house for transactions processed through the firm along with commissions due from various mutual funds.

The Company transacts its business with customers located throughout the United States.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided for on the straight-line method over the estimated useful life. Property and equipment has been fully depreciated.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation for Federal income tax purposes, whereby, the individual stockholder of the Company includes the income on his individual income tax return. Therefore, no provision is made for Federal corporate income taxes. Taxes has been provided for state and local jurisdictions.

ALL-VEST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 - Summary of Significant Accounting Policies - (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Commitments

Pension Plan

In January 1993, the Company established a profit sharing plan. All full time employees, as defined in the plan, are eligible. Contributions to the plan are discretionary and there was no pension contribution for the year ended December 31, 2005.

Note 3 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2005, the Company had net capital, as defined, of $22,256 which exceeded the required minimum net capital by $17,256. Aggregate indebtedness at December 31, 2005 totaled $3,654 and the ratio of aggregate indebtedness to net capital was .16 to 1.

Note 4 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

ALL-VEST SECURITIES, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2005

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital	
Stockholder's equity	$92,413
Deductions	
Due from officer	70,157
Net capital, as defined	$22,256

Computation of Aggregate Indebtedness	
Accounts payable and other liabilities	$ 3,654

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total aggregate indebtedness}}{\text{Net capital}} \quad \frac{\$\,3,654}{\$22,256} = .16$$

The ratio of aggregate indebtedness to net capital is .16 to 1 compared to the maximum allowable ratio of 15 to 1.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

See accompanying auditors' report.

ALL-VEST SECURITIES, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2005

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company uses an independent escrow bank account in accordance with SEC Rule 15c2-4 and does not hold customer funds or securities.

The Company does not maintain margin accounts for its customers; and therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.

Reconciliations Under Rule 17a-5 of the Securities and Exchange Commission

A. Reconciliation of Computation of Net Capital

Net Capital, per Focus Report	$ 19,256
Audit adjustment	3,000
Net capital, as computed	$ 22,256
Aggregate Indebtedness, per Focus report	$ 3,654
Aggregate indebtedness, as computed	$ 3,654

B. Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3

The Company has claimed exemption form Rule 15c3-3 under provisions of Section (k)(2)(ii).

See accompanying auditors' report.

LINDER & LINDER *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
and Stockholder
All-Vest Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of All-Vest Securities, Inc., (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or Control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy

for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of All-Vest Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than those specified parties.

February 4, 2006